                                                           Filed by PartnerRe Ltd
                                                            Pursuant to Rule 425
                                                Under the Securities Act of 1933

                                         Subject Company:  PARIS RE Holdings Ltd
                                                  Commission File No.: 021-98562

News Release

PartnerRe Ltd. To Acquire PARIS RE

PEMBROKE, Bermuda, July 5, 2009 -- PartnerRe (NYSE:PRE) today announced that it has entered into definitive agreements to acquire PARIS RE (EURONEXT:PRI), a French- listed, Swiss-based diversified reinsurer. PartnerRe will exchange 0.30 of its common shares for each PARIS RE common share outstanding in a stock-for-stock transaction.

This acquisition is expected to add $1.7 billion in new shareholders’ equity to PartnerRe. Separately, PARIS RE is expected to distribute $310 million (net of amount due on existing treasury shares held by PARIS RE) in cash as a return of capital to its shareholders, leading to a total transaction value of approximately $2 billion.

Upon successful completion of the various steps of this transaction, PARIS RE, together with its operating subsidiaries, will be fully integrated into PartnerRe’s existing operating structure. PartnerRe President & CEO Patrick Thiele said, “This is an important acquisition for PartnerRe and provides us the opportunity to enhance our already successful franchise. The greater market presence, risk diversification, capital strength and scale that is created will provide more balance and stability to our Company in the face of uncertain and volatile financial and reinsurance markets.”

Mr. Thiele added, “PARIS RE has established itself as a premier European reinsurer and has a successful track record as a publicly-traded company. This acquisition strengthens PartnerRe’s balance sheet and financial flexibility and allows us to leverage our infrastructure and capabilities over a broader base for the benefit of key stakeholders of both companies: clients, shareholders and employees. Our history of success in integrating acquired companies and the rigorous analysis completed gives us confidence that this integration process will be a smooth and successful one.”

In the first step of the transaction, PartnerRe, which recently acquired approximately 6% of PARIS RE’s outstanding common shares in a stock-for-stock transaction at the 0.30 exchange ratio, will acquire an additional 57% of PARIS RE’s outstanding common shares at the same exchange ratio. The closing of that block purchase is expected to occur in the fourth quarter of 2009, subject to certain conditions including approval of certain insurance and competition regulatory authorities, PartnerRe shareholder approval and PARIS RE shareholder approval to remove the provisions of its articles of association purporting to require a cash takeover bid for any acquisition of more than one-third of the voting rights of PARIS RE. The sellers in the block purchase have agreed to vote in favor of such removal.

In the coming weeks, PartnerRe may enter into agreements to purchase additional PARIS RE shares from certain other shareholders who were shareholders of PARIS RE prior to its initial

PartnerRe Ltd.	Telephone +1 441 292 0888
Wellesley House, 5th Floor	Fax +1 441 292 6080
90 Pitts Bay Road	www.partnerre.com
Pembroke, Bermuda HM 08

News Release

public offering and their private transferees. Such purchases, which are expected to be consummated simultaneously with the closing of the block purchase in exchange for PartnerRe common shares at the same 0.30 exchange ratio, will be disclosed in filings with the Securities and Exchange Commission and with the Autorité des Marchés Financiers (the French listing authority).

Immediately prior to the closing of the block purchase, PARIS RE intends to effect a return of capital equivalent to $310 million (net of amount due on existing treasury shares held by PARIS RE), or $3.85 per common share, in cash, to all of its shareholders.

Following the closing of the block purchase, PartnerRe intends to commence a voluntary exchange offer for all remaining PARIS RE common shares at the same 0.30 exchange ratio. The exchange offer would be subject to certain conditions including the approval of the Autorité des Marchés Financiers, an independent expert’s report and the listing of PartnerRe shares on Euronext Paris. While the terms of the exchange offer will provide PARIS RE shareholders with only the right to receive PartnerRe shares at the same 0.30 exchange ratio, PartnerRe will seek to provide facilities to enhance shareholders’ access to liquidity including through the New York Stock Exchange. Shareholders holding approximately 6% of PARIS RE’s outstanding shares have agreed to tender into the offer. The exchange offer is expected to close in the first quarter of 2010.

Once PartnerRe owns at least 90% of PARIS RE’s outstanding shares, PartnerRe intends to acquire any remaining shares through a compulsory merger under Swiss law at the same 0.30 exchange ratio.

Prior to the closing of the block purchase and the filing of the exchange offer with the Autorité des Marchés Financiers, the consideration payable in all stages of the transaction (including the recent purchases of 6% of PARIS RE common shares) is subject to adjustment up or down if the parties’ relative tangible book values diverge significantly. In addition, the number of PartnerRe shares payable for each PARIS RE share in the exchange offer and the merger will be appropriately adjusted upwards to account for any dividends declared on the PartnerRe common shares having a record date following the closing of the block purchase and prior to the settlement of the exchange offer.

Greenhill & Co., LLC and UBS Investment Bank served as financial advisors and Davis Polk & Wardwell LLP provided legal counsel to PartnerRe.

A slide package providing additional information, including a pro forma business overview of the combined company will be posted on PartnerRe’s website in the Investor Relations section at www.partnerre.com.

PartnerRe Ltd.	Telephone +1 441 292 0888
Wellesley House, 5th Floor	Fax +1 441 292 6080
90 Pitts Bay Road	www.partnerre.com
Pembroke, Bermuda HM 08

News Release

PartnerRe management will conduct a conference call including a question and answer period, on Monday, July 6, 2009 at 8 a.m. Eastern. Investors and analysts are encouraged to call in 15 minutes prior to the commencement of the call. The conference call can be accessed by dialing 888-471-3842 or, from outside the United States, by dialing 719-325- 2199 (passcode: 9100384). Interested parties may also listen to the call live over the Internet on the Investor Relations section of PartnerRe’s web site, www.partnerre.com. To listen to the webcast, please log onto the broadcast at least five minutes prior to the start. For those who cannot listen to the live broadcast, a replay will be available on the Investor Relations section of PartnerRe’s web site, www.partnerre.com, approximately 2 hours after the end of the live call, through Monday, July 13, 2009 at 11 a.m. Eastern. The replay can be accessed by dialing 888-203-1112 or, from outside the United States, by dialing 719-457-0820 (passcode: 9100384).

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PartnerRe is a leading global reinsurer, providing multi-line reinsurance to insurance companies. The Company through its wholly owned subsidiaries also offers alternative risk products that include weather and credit protection to financial, industrial and service companies. Risks reinsured include property, casualty, motor, agriculture, aviation/space, catastrophe, credit/surety, engineering, energy, marine, specialty property, specialty casualty, other lines, life/annuity and health, and alternative risk products. For the year ended December 31, 2008, total revenues were $4.0 billion. At March 31, 2009, total assets were $16.3 billion, total capital was $4.8 billion and total shareholders’ equity was $4.3 billion.

PartnerRe on the Internet: www.partnerre.com

This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on PartnerRe’s and PARIS RE’s assumptions and expectations concerning future events and financial performance, in each case, as they relate to PartnerRe, PARIS RE or the combined company. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. These forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe, or other large property and casualty losses, adequacy of reserves, risks associated with implementing business strategies and integrating new acquisitions, levels and pricing of new and renewal business achieved, credit, interest, currency and other risks associated with PartnerRe’s, PARIS RE’s or the combined company’s investment portfolio, changes in accounting policies, the risk that a condition to closing of the proposed transaction may not be satisfied, the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated, failure to consummate or delay in consummating the proposed transaction for other reasons, and other factors identified in PartnerRe’s filings with the United States

PartnerRe Ltd.	Telephone +1 441 292 0888
Wellesley House, 5th Floor	Fax +1 441 292 6080
90 Pitts Bay Road	www.partnerre.com
Pembroke, Bermuda HM 08

News Release

Securities and Exchange Commission and in the documents PARIS RE files with the Autorité des Marchés Financiers (French securities regulator) and which are also available in English on PARIS RE’s web site (www.paris-re.com). In light of the significant uncertainties inherent in the forward-looking information contained herein, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. Each of PartnerRe or PARIS RE disclaims any obligation to publicly update or revise any forward-looking information or statements.

Contacts:

PartnerRe Ltd.	U.S. Media
(441) 292-0888	Sard Verbinnen & Co.
Investor Contact: Robin Sidders	(212) 687-8080
Media Contact: Celia Powell	Drew Brown/Jane Simmons

French Media
Citigate Dewe Rogerson
33 6 6604 4106
Camille Helly
Camille.helly@citigate.fr

_____________________________________________

Additional Information and Where to Find It

PartnerRe will file a proxy statement and, if required by applicable laws and regulations, will file an exchange offer prospectus with the United States Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. PartnerRe and PARIS RE urge investors and shareholders to read such documents when they become available and any other relevant documents filed with the SEC because they will contain important information. If these documents are filed, investors and shareholders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by PartnerRe are available free of charge by contacting Investor Relations, PartnerRe Ltd., 90 Pitts Bay Road, Pembroke, Bermuda HM 08, (441) 292-0888 or on the investor relations portion of the PartnerRe website at www.partnerre.com.

PartnerRe and its Directors, Executive Officers and other members of management may be deemed to be participants in the solicitation of proxies from PartnerRe’s shareholders in connection with the proposed transaction. Information regarding PartnerRe’s Directors and Executive Officers is set forth in the proxy statement for PartnerRe’s 2009 annual meeting, which was filed with the SEC on April 9, 2009. If and to the extent that PartnerRe’s Directors and Executive Officers will receive any additional benefits in connection with the transaction that are unknown as of the date of this filing, the details of those benefits will be

PartnerRe Ltd.	Telephone +1 441 292 0888
Wellesley House, 5th Floor	Fax +1 441 292 6080
90 Pitts Bay Road	www.partnerre.com
Pembroke, Bermuda HM 08

News Release

described in the proxy statement and the exchange offer prospectus. Investors and shareholders can obtain additional information regarding the direct and indirect interests of PartnerRe’s directors and executive officers in the transaction by reading the proxy statement and the exchange offer prospectus when they become available.

Important Information for Investors and Shareholders

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Subject to satisfaction of certain conditions precedent, PartnerRe will file an exchange offer for PARIS RE shares and warrants to purchase such shares. A detailed information document (a prospectus) will be filed with the Autorité des Marchés Financiers (AMF) in France and will be accessible on the websites of the AMF (www.amf-france.org) and PartnerRe (www.partnerre.com) and may be obtained free of charge from PartnerRe.

PartnerRe Ltd.	Telephone +1 441 292 0888
Wellesley House, 5th Floor	Fax +1 441 292 6080
90 Pitts Bay Road	www.partnerre.com
Pembroke, Bermuda HM 08